PLATINUM GROUP METALS LTD.	Suite 328-550 Burrard Street Vancouver, BC, Canada, V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-127 April 10, 2006

Platinum Group Metals Ltd. Completes Exploration Requirement Early

Company Targets Pre-Feasibility Study by July for Western Bushveld Joint Venture with

Partners Anglo Platinum and Africa Wide Mining

Vancouver, BC, Johannesburg, South Africa, April 10, 2006 – Platinum Group Metals (TSX:PTM) announced today that it has completed its required 35 million Rand (approximately US$5.8 M) project expenditure in the Western Bushveld Joint Venture more than three years ahead of schedule. PTM (37%), Anglo Platinum (37%) and Africa Wide Mining (26%) have approved a 30.9M Rand (US$5.0 M) 2006 budget, which includes 40,000 metres of drilling and engineering work with the target of completing a bankable feasibility study.

“Over the past fourteen months we have accelerated the Western Bushveld Joint Venture due to the successful delineation of near-surface resources, as announced March 2, 2006,” said R. Michael Jones, President. “In conjunction with our JV partners, we have been able to move the project forward quickly towards a feasibility study.”

Approximately 40% of the surface area of the joint venture has been evaluated to date.

Platinum Group Metals has drilled 35 kilometres of core and evaluated 180 intersection points of the Merensky and UG2 reefs. These platinum bearing reef layers are responsible for approximately 70% of the world’s platinum production from mining operations on the Western Limb of South Africa’s Bushveld Complex, one of which is adjacent to the Western Bushveld Joint Venture.

Under the terms of the agreement the joint venture partners will now be required to fund ongoing exploration and engineering expenditures pro-rata to their working interests to a bankable feasibility study. The approved 2006 program for the joint venture includes continued pre-feasibility and feasibility level engineering, (budgeted at 6 million Rand, some US$1 million) in the Project 1 area and continued drilling including exploration into the potential Project 2 and 3 areas, (budgeted at 24 million Rand, some US$4 million).

The Western Bushveld Joint Venture pre-feasibility study is targeted for completion in July 2006 and a full feasibility study for completion in December 2006. The details of the joint venture agreement are outlined in the press release dated October 27, 2004 and available at Platinum Group Metals’ website www.platinumgroupmetals.net or on www.sedar.com.

R. Michael Jones, P.Eng is the qualified person for this press release. Mr. Jones is a professional engineer with more than 15 years experience in exploration, mine development and finance and mine operations. He has supervised exploration at the corporate level in South Africa since 2003.

Platinum Group Metals Ltd. Outline and Other News (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, PTM is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. PTM

 has earned a 37% interest in the Western Bushveld Joint Venture currently under pre-feasibility study with Indicated and Inferred Resources. Further areas are under drilling investigation.

The Western Bushveld Joint Venture is PTM’s focus and the Company has elected not to continue with the option agreement on the Seagull Property, Ontario (and intends to write-down $790,000 in expenses) but continues to hold other properties in the area of the Lac-des-Iles mine in Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. This release refers to resources that have not had sufficient engineering, legal, social and other work completed on them to classify them as reserves and there can be no assurance that they will ever be converted to reserves. This release uses the terms “inferred” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories, exists or will ever be converted into reserves. Inferred Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. The targets of completion of work have been estimated by PTM management as operator and there can be no assurance that they will come to pass. The legal right to mine the project has not been confirmed or applied for and the process for such application is new in the Republic of South Africa. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further working capital will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.